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File No. 026004-0000

March 9, 2007

VIA EDGAR AND FACSIMILE

H. Christopher Owings

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PriceSmart, Inc.
Registration Statement on Form S-3
SEC File No. 333-140290

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated February 22, 2007 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart” or the “Company”) as set forth below. A courtesy copy of this letter is being submitted to the Staff by facsimile.

PriceSmart’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and PriceSmart’s response for each item below.

Selling Stockholders, page 9

1.	Given the large number of common shares being offered by affiliates of the registrant, the resale offering by those affiliates appears to be on behalf of the registrant. Accordingly, please revise to name all affiliates selling in the offering as underwriters under the Securities Act of 1933. Please refer to Telephone Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997).

PriceSmart’s Response: Before discussing Telephone Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997) (“Telephone Interpretation 29”), it is important to put our response into context. We understand that the Staff has instituted a screening test with respect to determining whether a purported secondary offering should be re-characterized as a primary

March 9, 2007

offering. We understand that, under the test, if affiliated selling stockholders seek to register 30% or more of the public float of a registrant’s securities, the Staff may presume that the resale offering is a primary offering on behalf of the issuer instead of a secondary offering by the selling security holders. As a result of the screening test, affiliated selling stockholders are deemed to be “underwriters,” as such term is defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), unless circumstances surrounding the offering (as outlined in Telephone Interpretation 29) warrant the opposite conclusion. Although the Price Affiliates (as hereinafter defined) are registering more than 30% of the PriceSmart public float, as members of the law firm Lowenstein Sandler PC have recounted in a meeting in December 2006 with members of the Staff (including David Lynn, Chief Counsel of the Division of Corporation Finance, and Carol McGee, Deputy Chief Counsel), “[w]hen you cast out a net, you catch some dolphins with the tuna.”1 For the following reasons, PriceSmart respectfully submits to the Staff that the selling stockholders named in this Registration Statement should not be viewed as “underwriters” within the statutory definition of Section 2(a)(11) of the Securities Act.

Robert E. Price, the Company’s Chairman of the Board and Chief Executive Officer, his father Sol Price, and other Price affiliates (collectively, the “Price Affiliates”) were founders of PriceSmart many years ago; they are not hedge funds, “flippers” or other persons who purchased securities with the anticipation of reasonably prompt sale – with “a view towards distribution” in the parlance of the statute. Their investments in PriceSmart have been at risk for years, and in certain instances, almost a decade. The Price Affiliates have already provided real and considerable value to the Company in exchange for the shares that are being resold pursuant to the Registration Statement. The selling stockholders are not conduits for the Company; they are founders, who after years of being at risk are seeking investment liquidity. To the extent they sell shares pursuant to the Registration Statement, the Price Affiliates will retain all proceeds therefrom, and Robert E. Price intends to continue as the Company’s Chairman of the Board and Chief Executive Officer. In stark contrast, in an underwritten offering, the company would receive the proceeds of the offering, either before or after the sales by the underwriters, and the underwriters would not, either prior to or following the offering, manage or control the company.

PriceSmart was formed in August 1994 as a subsidiary of Price Enterprises, Inc. (“PEI”) in connection with its spin-off from what was then Price/Costco, Inc. (“PriceCostco”) (now CostCo Wholesale Corporation). PEI began to operate as a separate company from PriceCostco effective August 29, 1994 and became a separate publicly-traded company on December 21, 1994. PriceSmart is not a special purpose acquisition company or other form of startup that needs quick-turnaround capital financing facilitated by short-term investments by persons or entities who become affiliates and who seek immediate resale of their shares. At the end of the Company’s 2006 fiscal year, PriceSmart had 23 consolidated membership shopping warehouse clubs in operation and operated in 11 countries and one U.S. territory. The average time in operation of PriceSmart’s 23 warehouse clubs in operation as of the end of fiscal 2006 was 68 months. PriceSmart is an accelerated filer and currently qualifies to use Form S-3 under the Securities Act for primary offerings.

[1]

“SEC Staff Clarifies Views on Rule 415,” Lowenstein Sandler PC Client Alert, Specialty Finance, January 2007, by Jack D. Hogoboom, Michael D. Maline, Steven E. Siesser and Steve M. Slolnick, at page 2, available at http://www.lowenstein.com/files/Publication/f1b72747-855d-4efa-85b7-0934b2aa976d/Presentation/PublicationAttachment/b5a4b418-bea2-445d-8976-147a0cde54e9/SpecialtyFinance(Jan07).pdf.

March 9, 2007

With that overview, we now examine each of the six factors of Telephone Interpretation 29.2

1.	The Shares Have Come to Rest in the Hands of the Selling Stockholders, Which is Inconsistent with Underwriter Practices

In performing similar primary versus secondary offering analyses with respect to PIPE’s and certain “equity line” arrangements, the Staff has given significant weight to the degree of market risk born by the applicable investor(s) prior to the filing of the registration statement.3 As described below, each of the Price Affiliates have born market risk for their investments for years prior to the filing of the Registration Statement. With respect to a significant percentage of the registrable shares, as founders of the Company this time period has been even longer than the period that PriceSmart has been a public company – since PriceSmart’s inception over nine years ago.

A total of 16,111,712 shares of PriceSmart common stock (the “Registered Stock”) are being registered with the Commission pursuant to the Registration Statement. Unlike underwriters who would typically engage in selling efforts before acquiring the subject shares, the selling stockholders have held the shares listed in the Registration Statement for the following periods: (a) 2,605,789 shares, or approximately 16.2% of the Registered Stock, for over nine years; (b) 579,500 shares, or approximately 3.6 % of the Registered Stock, for over six years; (c) 122,270 shares, or approximately 0.8% of the Registered Stock, for over five years; (d) 79,313 shares, or approximately 0.5% of the Registered Stock, for over four years; (e) 1,700,000 shares, or approximately 10.6%

[2]	Telephone Interpretation 29 states:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. . . . The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

[3]

See Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations; Supplement March 1999, Securities Act Sections, Section 3S (Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508), at subsection (b), which states, in part, “[i]n a PIPE transaction (private investment-public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of the filing of the registration statement.”; see also Section 4S (Sections 5, 4(2) and 2(a)(11); Rule 415; Form S-3), which states, in part, “[b]ecause the investors are not at market risk and have not made an irrevocable decision to purchase the securities prior to the filing of the resale registration statement, notwithstanding the signing of the equity line agreement before the filing of the registration statement, the transaction does not satisfy the condition of the staff’s PIPEs position. Because the “resale” is actually an indirect primary distribution of the securities by the company effected through the investors, the investors are viewed as statutory underwriters within the meaning of Section of 2(a)(11).”

March 9, 2007

of the Registered Stock, for over three years; (f) 9,333,241 shares, or approximately 57.9% of the Registered Stock, for over two years; and (g) 1,655,884 shares, or approximately 10.3% of the Price Registered Stock, for approximately 1 year or more.4 Approximately 89.7% of the Registered Stock has been held by selling stockholders for over two years. Thus, almost all of these shares have satisfied the holding period requirement of Rule 144. The selling stockholders have born the full risk (both market risk and control person risk) of their investments during these lengthy periods and have never engaged in any hedging activities to mitigate their exposure to market risk.

PSC, S.A., a Panamanian corporation (“PSC”), acquired the shares offered by it pursuant to the Registration Statement in the following transactions:

a.	On July 7, 2000, the Company issued 679,500 shares pursuant to Rule 506 of the Securities Act as consideration for PSC’s 40% interest in the Company’s PSMT Caribe, Inc. subsidiary.

b.	On September 26, 2002, the Company issued 79,313 shares to PSC in a private placement pursuant to Rule 506 of the Securities Act at $33.50 per share. The closing sale price of the Company’s common stock on the Nasdaq National Market on September 26, 2002 was $20.90. The Company used the proceeds to fund a new joint venture between the Company and PSC in Nicaragua.

c.	On August 18, 2005, the Company issued 138,820 shares to PSC pursuant to Rule 506 of the Securities Act as consideration for certain real estate located in Santo Domingo, Dominican Republic and PSC’s agreement to relinquish its rights to acquire certain other properties from the Company.

The Price Affiliates acquired the shares offered by them pursuant to the Registration Statement in the following transactions:

a.	On August 29, 1997, the Price Affiliates received an aggregate of 2,784,170 shares of the Company’s common stock in the spin-off of the Company by its former parent PEI. PEI stockholders who were not affiliated with the Prices received the balance of the approximately 5,884,169 shares distributed to PEI stockholders in the spin-off.

[4]

For purposes of this presentation we have assumed that (a) all shares of PriceSmart common stock sold or transferred for value by the Price Affiliates to third parties at any time were shares originally issued by the Company in its spin-off from PEI in August 1997, (b) the 100,000 shares of common stock originally issued by the Company to PSC that PSC no longer owns, and therefore which are not being registered pursuant to the Registration Statement, were originally acquired by PSC on July 7, 2000, (c) a charitable gift by a Price Affiliate on December, 22 2003 of 260,000 shares of common stock were originally issued to such Price Affiliate by the Company on October 22, 2003, and (d) of the 654,382 shares of common stock gifted by a Price Affiliate on October 25, 2004 to a charitable organization, 240,000 shares were originally issued to such Price Affiliate by the Company on October 22, 2003 and the remaining 414,382 shares were originally issued to such Price Affiliate by the Company in its spin-off from PEI in August 1997. In addition, this calculation excludes (i) open-market purchases of (1) 9,948 shares of common stock by one Price Affiliate on or about March 16, 2003, and (2) an aggregate of 5,600 shares of common stock acquired by Price Affiliates in February 2006, (ii) 21,000 shares gifted to individuals or contributed to charitable organizations by the Price Affiliates in the fourth quarter of 2006, and (iii) any “tacking” that may be possible under the holding period requirement of Rule 144 with respect to 323,525 shares acquired by a Price Affiliate on February 21, 2006.

March 9, 2007

b.	On October 22, 2003, the Price Affiliates purchased 500,000 shares of the Company’s common stock in a private placement pursuant to Rule 506 of the Securities Act at a purchase price of $10.00 per share. The closing price of PriceSmart common stock on October 22, 2003 was $7.05 per share.

c.	On October 29, 2004, the Company issued 1,700,000 shares pursuant to Section 3(a)(9) of the Securities Act to the Price Affiliates in exchange for previously issued shares of Series B Preferred Stock of the Company. The Company sold an aggregate of 22,000 shares of Series B Preferred Stock to the Price Affiliates in July 2003 for an aggregate purchase price of $22 million pursuant to Rule 506 of the Securities Act. Prior to such exchange, one Price Affiliate contributed 5,000 shares of such Series B Preferred Stock to a charitable organization. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments. This conversion price was $6.51, or 48%, greater than the closing sale price of the Company’s common stock on July 9, 2003, the date of issuance of the Series B Preferred Stock, which was $13.49 per share.

d.	On October 29, 2004, the Company issued 3,164,726 shares to one Price Affiliate pursuant to a private placement under Rule 506 of the Securities Act, which was funded by the conversion of a $25 million bridge loan previously extended to the Company by such Price Affiliate, plus accrued and unpaid interest (or approximately $7.90 per share). The closing price of PriceSmart common stock on October 29, 2004 was $7.72 per share.

e.	On October 29, 2004, the Company issued 2,597,200 shares pursuant to Rule 506 of the Securities Act to one Price Affiliate as repayment of a $15.0 million vendor financing facilitation arrangement established by such Price Affiliate and a $5.0 million deposit made by such Price Affiliate on behalf of the Company with respect to the purchase of a parcel of real property in Santiago, Dominican Republic. The vendor financing arrangement provided the Company a mechanism for the Company to acquire merchandise from certain vendors that were either unwilling to extend standard credit terms and/or would provide a substantial discount if the Company would pay for merchandise in cash.

f.

On November 23, 2004, the Company issued 122,270 shares pursuant to Section 3(a)(9) of the Securities Act to Price Affiliates in exchange for previously issued shares of Series A Preferred Stock of the Company. The Company originally issued an aggregate of 20,000 shares of Series A Preferred Stock on January 22, 2002 pursuant to Rule 506 of the Securities Act. Price Affiliates paid $1,650,000 million for 1,650 shares of such Series A Preferred Stock, or $1,000 per share. The Series A Preferred Stock was convertible at the option of the holder at any time, or

March 9, 2007

automatically on January 17, 2012, into shares of common stock at a conversion price of $37.50 per common share, representing a 5% premium over the closing price of PriceSmart common stock on January 22, 2002 of $35.57 per share.

g.	In a series of transactions in January 2005, the Company issued an aggregate of 3,471,315 shares (out of a total of 9,213,095 shares issued) to Price Affiliates pursuant to the exercise of subscription rights during the Company’s rights offering, which was registered with the Commission on a registration statement on Form S-3 (No. 333-120953), as filed with the Commission on December 2, 2004, as amended on Form S-1 filed with the Commission on December 15, 2004 (the “Rights Offering”).

h.	On April 19, 2005, minority shareholders in the Company’s Guatemala subsidiary conveyed their 34% interest in the Company’s Guatemala subsidiary to Price Affiliates for $6.6 million in cash. On April 28, 2005, such Price Affiliates transferred the 34% interest in PriceSmart (Guatemala), S.A. to the Company in exchange for a total of 825,000 shares of PriceSmart common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price Affiliates to the minority shareholders, pursuant to Rule 506 of the Securities Act. The closing price of PriceSmart common stock on April 19, 2005 was $8.01 per share.

i.	On October 7, 2005, the Company issued 168,539 shares to a Price Affiliate in a private placement pursuant to Rule 506 of the Securities Act and a court-approved settlement agreement at $8.90 per share, which represented a per share price that was $0.50 above the closing price of the Company’s common stock on August 18, 2005, the business day immediately prior to the date the parties reached an agreement in principle to settle the lawsuit. The closing sale price of the common stock on October 7, 2005 was $8.27. The Price Affiliate agreed to make this purchase as consideration for a Section 16(b) lawsuit brought against Sol Price.

j.	On February 21, 2006, one Price Affiliate received 977,907 shares of PriceSmart common stock from a charitable organization as a charitable contribution, 654,382 shares of which were originally issued by the Company to such Price Affiliate in connection with the Company’s spinoff from PEI in August 1997 and contributed by such Price Affiliate to such charitable organization on October 25, 2004.

k.	On or about March 15, 2006, one Price Affiliate purchased 300,000 shares of PriceSmart common stock from a third party for $12.00 per share pursuant to a put option agreement between such Price Affiliate and such third party. Of the 300,000 shares of common stock put to the Price Affiliate on such date, 200,000 shares were issued by the Company to such third party on January 25, 2005 pursuant to a warrant agreement, and the remaining 100,000 shares were issued by the Company to such third party on November 30, 2005 upon exercise of the remaining rights under such warrant agreement.

March 9, 2007

An aggregate of 16,611,127 (the “Price Transaction Shares”), or 1,297,048 shares more than the number of shares being registered by the Price Affiliates pursuant to the Registration Statement, were issued to or acquired by Price Affiliates pursuant to the transactions described above in subsections (a) through (k).

2. The Circumstances under which the Selling Stockholders Received the Shares Are Not Consistent with an Underwriting

In a typical underwriting, the issuer issues securities to the underwriter for cash, and the price normally would be less than the market price to compensate the underwriter for its selling efforts and for bearing market risk. The transactions resulting in the selling stockholders receiving almost a quarter of the Registered Stock involved consideration other than cash, and none of the transactions was at an express or implied purchase price less than prevailing market prices at the time of the transaction.

a.	Of the 16,230,853 shares issued by the Company directly to PSC and the Price Affiliates, 3,602,490 shares, or approximately 22.2%, were issued for no consideration or consideration other than cash.

b.	Other than purchases of shares by Price Affiliates in the Rights Offering, all of the transactions in which the selling stockholders purchased shares were private placements of common stock at prices per share, private placements of preferred stock with conversion prices per share, or open-market or private acquisitions at a price per share at or greater than prevailing market prices at the time, despite the fact that the purchased shares were restricted securities that could not be freely resold.

3. The Selling Stockholders’ Relationship to the Issuer

The material relationships of the selling stockholders to the Company are set forth under the heading “Selling Stockholders” in the Registration Statement and include the following:

a.	Robert E. Price, Murray Galinson, Jack McGrory and Sol Price are directors of Price Charities and co-managers of The Price Group, LLC. Robert E. Price has served as PriceSmart’s Chairman of the Board since July 1994 and Chief Executive Officer since April 2006. Murray L. Galinson has been a member of PriceSmart’s board of directors since November 2000. Jack McGrory has been a member of PriceSmart’s board of directors since November 2000. Sol Price is the father of Robert E. Price, PriceSmart’s Chairman of the Board and Chief Executive Officer.

b.

Edgar A. Zurcher, a member of PriceSmart’s board of directors since November 2000, is a director and 9.1% shareholder of PSC. Mr. Zurcher is a partner in a law firm that the Company utilizes in certain legal matters. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., and a director of

March 9, 2007

Banco Promerica, each of which rents retail space from PriceSmart. PriceSmart utilizes Banco Promerica for co-branded and branded credit card transactions in its warehouses.

c.	Robert E. Price, Sol Price, Murray Galinson and Jack McGrory serve as trustees of certain selling stockholder trusts.

d.	Rebecca Price and Sarah Price are the daughters of Robert E. Price. David Price is the son of Robert E. Price. Benjamin Price and Jonas Price are the nephews of Robert E. Price.

e.	In October 2005, PS Ivanhoe, LLC, an entity managed by The Price Group LLC, agreed to loan the Company up to $12.5 million to fund the acquisition of certain real estate in Panama. The Company borrowed $12.5 million in October 2005 and repaid the loan in full in June 2006.

f.	From time to time, members of the Company’s management have used a private plane owned in part by PFD Ivanhoe, Inc. to travel to business meetings and to review warehouse club operations in Central America and the Caribbean. The Price Group, LLC owns 100% of the stock of PFD Ivanhoe, and Sol Price is an officer of PFD Ivanhoe.

4. The Amount of Shares Involved

As of January 29, 2007, the filing date of the Registration Statement, the Company had 29,421,060 shares outstanding. The selling stockholders seek to register 16,111,712 shares of common stock, or approximately 54.8% of the outstanding shares, pursuant to the Registration Statement. PSC is the registered holder of 797,633 shares, or approximately 5.0%, of the Registered Stock and approximately 2.7% of the outstanding shares. Collectively, the Price Affiliates are registered holders of 15,314,079 shares, or approximately 95.0%, of Registered Stock and approximately 52.1% of the outstanding shares. While the number of shares registered may trigger the application of the 30% screening test, this remains only one factor relevant to the analysis of whether or not the offering actually constitutes a primary offering. All other factors lead to the conclusion that the Price Affiliates should not be viewed as “underwriters” under the Securities Act.

5. Whether the Sellers are in the Business of Underwriting Securities

None of the selling stockholders is, nor has any selling stockholder ever been, in the business of underwriting securities or a registered broker-dealer.

6. Under all of the Circumstances it Does Not Appear that the Selling Stockholders Are Acting as a Conduit for the Issuer

The Price Affiliates are the founding family of PriceSmart. They did not purchase the securities pursuant to the transactions described above with a view towards distribution. The Price Affiliates have born market risk for all of the Registered Stock, most for years and, in certain instances, almost a decade – even longer if their indirect investment through PEI, which they also controlled, is considered. By way of illustration:

a.	Despite its receipt of approximately 7.2 million shares in various transactions from the Company more than two years ago and its more recent acquisition of 200,000 shares of common stock from a third party, one of the Price Affiliates, The Price Group, LLC, has never sold, transferred or otherwise divested itself of a single share of PriceSmart common stock except in connection with the redemption of membership interests from one of its members.

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b.	Approximately 3.5 million shares of Registered Stock, or approximately 20.9% of the Price Transaction Shares, were acquired by Price Affiliates in connection with the Rights Offering, which was registered with the Commission. At such time, Price Affiliates owned more than 50% of the Company, yet only exercised subscription rights to purchase approximately 37.7% of the shares issued by the Company pursuant to the Rights Offering.

c.	The Price Affiliates received approximately 2.8 million shares almost ten years ago upon the Company’s spin-off from PEI. As a spin-off, the Price Affiliates did not pay any consideration for the shares they received in the spin-off. The Price Affiliates have incurred the economic risk of this investment for almost a decade. In contrast, underwriters typically desire to sell shares before they are even acquired to eliminate market risk, among other reasons.

d.	Approximately 2.3 million shares (which includes Price Transaction Shares issued upon conversion of previously issued Series A Preferred Stock and Series B Preferred Stock), or approximately 14.0% of the Price Transaction Shares, were originally issued in private placements to Price Affiliates over three years ago and, in each case, were purchased at market prices or for a considerable premium above market at the time of purchase. An underwriter would typically not purchase shares at market prices or above-market prices. To the contrary, underwriters typically receive a discount to market for issuer stock in consideration for services rendered, increased liability and market risk, among other things.

e.	Approximately 825,000 shares of Registered Stock, or approximately 5.0% of the Price Transaction Shares, were issued in a private placement to Price Affiliates almost two years ago at market prices. The remaining approximately 169,000 shares, or approximately 1.0% of the Price Transaction Shares, were issued in connection with a court-approved settlement agreement.

f.	Since PriceSmart’s spin-off from PEI in August 1997, excluding inter-Price Affiliate transfers, charitable contributions or gifts to individuals, and a transfer from The Price Group, LLC to one of its members in connection with the redemption of membership interests, Price Affiliates have sold or otherwise transferred an aggregate of 222,878 shares of common stock, representing approximately 1.3% of the Price Transaction Shares.

March 9, 2007

As this discussion demonstrates, only one factor of Telephone Interpretation 29 is met by our filing – the same factor the Staff is using to screen this filing: the amount of shares involved and the percentage of public float. That is insufficient to change the first resales by members of a founding family and long standing affiliates who have born market risk and worked for the Company for years, into underwriters. We respectfully submit, they should not be considered underwriters in this case, but rather are like the dolphins caught in a widely cast net who seek only liquidity for their investments.

Undertakings, page II-2

2.	Please revise to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K. Further, since the registration statement also relates to a primary offering, please include the undertaking in Item 512(a)(6) of Regulation S-K.

PriceSmart’s Response: The Company will revise the Registration Statement to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K. For the reasons described in response to Staff Comment No. 1, the Company respectfully submits that the undertaking in Item 512(a)(6) is inapposite because the Registration Statement does not relate to an underwritten offering.

*    *    *    *    *

March 9, 2007

Please call the undersigned at (202) 637-2242 to discuss this letter.

Sincerely,

/s/ John Huber
John Huber
of LATHAM & WATKINS LLP

cc:	Kurt Murao, Esq., Attorney Advisor, Office of Consumer Products
Ellie Quarles, Esq., Special Counsel, Office of Consumer Products
Robert M. Gans, Esq., PriceSmart, Inc.
Robert E. Burwell, Esq., Latham & Watkins LLP